UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

Updated Earnings Release Presentation

On August 6, 2015, VimpelCom Ltd. (the “Company”) held an analyst and investor presentation to release information on the Company’s financial results for the second quarter of 2015. In connection with the presentation, the Company released a slide presentation, which was included on a Report of Foreign Private Issuer on Form 6-K on August 6, 2015. This slide presentation has been supplemented with three additional slides at pages 43-45 and is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit

99.1	Analyst and Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: August 7, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel